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SE 19006128

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
FEB 28 2019
Washington, DC

SEC FILE NUMBER
8-11988

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MM iGlobal, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Wall Street, Suite 805
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hinman Au, CEO — 646-8680966
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morey, Nee, Buck & Osward, LLC
(Name – *if individual, state last, first, middle name*)

2571 Baglyos Circle, Suite B20	Bethehem	PA	18020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Hinman Au, CEO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MM iGlobal, Inc., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SWORN TO ME BEFORE THIS

22ND DAY OF FEBRUARY, 2019

Signature

Hinman Au, CEO

Title

Notary Public

DEBBIE LOUIE
Notary Public, State of New York
No. 01LO5061823
Qualified in New York County
Commission Expires June 17, 2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of MM iGlobal, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MM iGlobal, Inc. as of December 31, 2018, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes Schedule I (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of MM iGlobal, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of MM iGlobal, Inc.'s management. Our responsibility is to express an opinion on MM iGlobal, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to MM iGlobal, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of MM iGlobal, Inc.'s financial statements. The supplemental information is the responsibility of MM iGlobal, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

We have served as MM iGlobal, Inc.'s auditor since 2017.

Bethlehem, Pennsylvania

February 22, 2019

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
27 E. High Street • Suite A • Somerville, NJ 08876 • Phone: 908-393-0549

www.moreycpa.com

MM IGLOBAL, INC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$	12,707
Deposit at clearing broker		3,130
Prepaid expenses		1,781
Total Assets	$	17,618

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$	6,178
Total Liabilities	$	6,178
Contingencies		
Stockholder's Equity:		
Common stock, no par value, 1,000 shares authorized, 500 shares issued and outstanding		1,000
Paid in Capital		1,015,208
Accumulated (deficit)		(1,004,768)
Total Stockholder's Equity		11,440
Total Liabilities and Stockholder's Equity	$	17,618

MM IGLOBAL, INC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

Revenues:		
Commissions	$	9,348
Margin Interest Income		112
Total Revenue		9,460
Expenses:		
Salaries & wages		161,336
Clearing Charges		75,572
Rents		24,000
Insurance		468
Payroll taxes		14,739
Office supplies and expenses		7,075
Telephone Computer and Internet Expenses		23,586
Regulatory fees		2,996
Legal & Professional Fee		20,864
State and local income taxes & Licenses		2,157
Travel and Entertainment		8,733
Total Expenses		341,526
Net Loss	$	(332,066)

See Independent Accountants' Report and Accompanying Notes

MM IGLOBAL, INC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

Cash Flows (Used) by Operating Activities:	
Net Loss	$ (332,066)
Adjustment to reconcile net loss to net cash (used) by operating activities:	
Changes in operating assets and liabilities:	
Decrease in prepaid expense	437
(Increase) in ETC Deposit Account	15,217
Inecrease in accounts payable and accrued expenses	(7,839)
Net Cash (Used) by Operating Activities	(324,251)
Cash Flows from Investing Activities:	-
Cash Flows from Financing Activities:	
Stockholder Capital Contributions	268,275
Net Cash Provided by Financing Activities	268,275
Net (Decrease) In Cash	(55,976)
Cash, January 1, 2018	68,683
Cash, December 31, 2018	$ 12,707

See Independent Accountants' Report and Accompanying Notes

MM IGLOBAL, INC
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	Common Stock	Paid in capital	Accumulated (deficit)	Total Stockholder's Equity
Balance, January 1, 2018	$ 1,000	$ 746,933	$ (672,702)	$ 75,231
Net Loss	-	-	(332,066)	(332,066)
Stockholder Capital Contributions	-	268,275	-	268,275
Balance, December 31, 2018	$ 1,000	$ 1,015,208	$ (1,004,768)	$ 11,440

See Independent Accountants' Report and Accompanying Notes

1. ORGANIZATION AND NATURE OF BUSINESS

MM iGlobal, Inc (the "Company") is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC), is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corp. (SIPC).

The Company has adopted December 31 as its year end and during the year of 2017, the Company is engaged in a single line of business as a securities broker-dealer. The company clears all of its transactions through a security broker. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses another security firm for clearing.

The Company was incorporated in the State of Illinois on September 25, 1997 as Feil Daily Investment Co. The name was changed to Whitewood Group, Inc. during 2011. MMBD Trading Limited increased its ownership percentage to 100% in August 2017. The Company's Continuing Membership Application was approved by FINRA to operate as a broker-dealer in August 2017 and changed its name to MM iGlobal, Inc. in November 2017 pursuant to the ownership change.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenues

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment as of January 1, 2018..

Significant Judgement

Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate

measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Broker Dealer Commissions

The Company earns commissions through client transactions in stocks. Commissions revenue is recognized on trade date when the performance obligation is satisfied. Commissions revenue is paid on settlement date, which is generally two business days after trade date for equities

Cash and Cash Equivalents

The company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The financial statements are presented in accordance with generally accepted accounting principles and prevailing industry practices, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2018, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

The Company is a member of FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2018 the Company had net capital of $9,659 which was $4,659 in excess of the amount required.

4. RENT

The Company subleases its office facility at 2 Wall Street, in New York City. The previous rent agreement expired on 07/24/2018. An extended agreement was signed on 06/25/2019 for a one-year period with monthly rent of $2,000.

5. INCOME TAXES

The company is subject to Federal, State, and Local income taxes on its net income. The company, however, had a loss for the year ending December 31, 2018 and, as a result, paid

no income taxes.

The company has determined that there are no material uncertain tax positions that require recognition or disclosure in its financial statements.

As of December 31, 2018, the company had a Federal income tax Net Operating Loss (NOL) carry forward of $860,801. This NOL carry forward will expire on various dates from 2034 to 2038. Management believes that it is more likely than not that the benefit from this NOL carry forward will not be realized. Consiquently, a valuation allowance of 100% was applied against the deferred tax asset related to these NOL carry forward.

Taxable years ended December 31, 2015 through present are subject to IRS and other jurisdiction tax examinations.

6. CONTINGENCIES

In the normal course of business, the Company is engaged in various trading and brokerage activities on a principal and agency basis through a clearing broker.

In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 22, 2019, the date on which these financial statements were available to be issued.

MM IGLOBAL, INC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

NET CAPITAL:		
Total stockholder's equity	$	11,440
Deductions and/or charges:		
Non-allowable assets:		(1,781)
Net capital before haircuts on securities positions		9,659
Haircuts on securities positions		-
Undue concentration		-
Net Capital	$	9,659
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$	6,178
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	412
Minimum net capital required	$	5,000
Excess net capital	$	4,659
Net capital less greater of 10% of total AI or 120% of min. net capital	$	3,659
Ratio of aggregate indebtedness to net capital is		0.62 to 1

The above computation does not materially differ from the December 31, 2018 unaudited computation of net capital filed electronically by the company on FOCUS Form X-17A-5 Part IIA :

Net Capital per December 31, 2018 Focus Filing	$	11,735
Audit Adjustments		(2,076)
Net Capital post audit adjustments	$	9,659

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of MM iGlobal, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Under Rule 17a-5(d), in which (1) MM iGlobal, Inc identified the following provisions of 17 C.F.R. §15c3-3(k) under which MM iGlobal, Inc claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) MM iGlobal, Inc stated that MM iGlobal, Inc met the identified exemption provisions throughout the most recent fiscal year without exception. MM iGlobal, Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MM iGlobal, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

Bethlehem, Pennsylvania

February 22, 2019

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
27 E. High Street • Suite A • Somerville, NJ 08876 • Phone: 908-393-0549

www.moreycpa.com

MM iGlobal

MM iGlobal, Inc
2 Wall Street, Suite 805
New York, NY 10005
646-868-0966
Member FINRA/SIPC

Rule 15c3-3 Exemption Report

MM iGlobal, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims exemption from 17 C.F.R 240.15c3-3 under the following provisions of 17 C.F.R 240.15c3-3(k):(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R 240.15c3-3(k):(2)(ii) throughout the most recent fiscal year without exception.

I, Hinman Au, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: CEO

February 22, 2019